Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

June 20, 2023

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 75 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 8, 2023, with respect to the Amendment and the Trust’s proposed new series, the Blueprint Chesapeake Multi-Asset Trend ETF (the “Fund”).

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

FEES AND EXPENSES

1.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year. Please also confirm that Other Expenses include short sale expenses.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by confirming that Other Expenses include short sale expenses. They were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

PRINCIPAL INVESTMENT STRATEGIES

2.	The Fund’s investment strategy is unclear to the Staff. Please rewrite the Fund’s principal investment strategies with a focus on using plain English principles (see Form N-1A, General Instruction 4(c) and Item 4).

Responses: The Fund’s investment strategies have been rewritten using plain English principles.

3.	The Fund is shown as a non-diversified fund. Please remove references to the term “diversified” in the investment strategy. Also, please state expressly in the Item 4 summary that the Fund is non-diversified.

Response: The Prospectus has been revised accordingly.

4.	Please add an explanation to the Item 9 disclosure explaining how the Fund’s strategies work together to meet the Fund’s stated objective.

Response: The Prospectus has been revised accordingly.

5.	Explain the Fund’s derivatives strategy using plain English principles.

Response: The Prospectus has been revised accordingly.

6.	If the Sub-Adviser’s investment process involves quantitative analysis, disclose that, as well as the types of data it uses in its analysis.

Response: The Prospectus has been revised to include the foregoing disclosures.

7.	Please revise the Item 4 disclosure to explain how the Fund makes investment decisions.

Response: The Prospectus has been revised to include the foregoing disclosures.

8.	Please revise the Fund’s intention with respect to cryptocurrencies. Please clarify how the Fund’s limit in cryptocurrencies is measured (e.g., on a notional basis?).

Response: The Prospectus has been revised to reflect the foregoing.

9.	Please add an explanation about what long and short positions are.

Response: The Prospectus has been revised to include the foregoing disclosures.

10.	With respect to cryptocurrency risk disclosure,

a.	Please consider shortening the disclosure to more appropriately reflect the Fund’s limited investment.
b.	The disclosure notes that “the Fund may have market exposure to cryptocurrencies. . .” Please state specifically how the Fund will have market exposure to cryptocurrencies.
c.	Please clarify the statement that “An investment in companies with exposure to cryptocurrency and active engagement in its associated technology. . .”
d.	Please clarify the reference to “cryptocurrency products.”
e.	Please clarify the phrase “even when held indirectly.”
f.	Please clarify the statement “Holding a privately offered investment vehicle in its portfolio may cause the Fund to trade at a premium or discount to NAV.”

Responses:

a.	The risk disclosure has been shortened to more appropriately reflect the Fund’s limited investment in cryptocurrency-related investments.
b.	The Prospectus has been revised accordingly.
c.	As part of the shortening of the risk disclosure, the referenced phrase was removed.
d.	As part of the shortening of the risk disclosure, the referenced phrase was removed.
e.	As part of the shortening of the risk disclosure, the referenced phrase was removed.
f.	As part of the shortening of the risk disclosure, the referenced phrase was removed.

11.	For ETF Risks, please add disclosure noting that an active trading market for shares of the Fund may not develop or be maintained.

Response: The Prospectus has been revised to include the foregoing disclosure.

12.	Please tell us correspondence, whether you have engaged in market makers and APs to understand the feasibility of the arbitrage mechanism for an ETF investing substantially in derivatives. Please describe the extent of that engagement and its outcome.

Response: The Fund’s adviser, Toroso, has had multiple discussions with Jane Street (and their associated APs), and they have agreed to act in the capacity of AP for the Fund. In addition, both Toroso’s trading team and Jane Street have analyzed the Fund’s portfolio for liquidity and tradability, and don’t have any concerns. In addition, the derivatives that are being contemplated for the Fund’s portfolio are all listed, which means there is price transparency for the capital markets participants and, in turn, a feasible arbitrage mechanism.

13.	Briefly tell us in correspondence how the Fund intends to comply with Rule 18f-4 and tell us more about the derivatives, particularly the futures, the Fund will invest in -- including their liquidity profile and trading histories.

In your response, describe the Fund’s plans for coming into compliance with Rule 18f-4 under the 1940 Act, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including an anticipated designated index) or absolute Value-at-Risk (“VaR”) test. If the Fund will be using a relative VaR test please describe the reference index. The Staff notes Release No. IC-34084, “Use of Derivatives by Registered Investment Companies and Business Development Companies.”

Please also provide us with a capacity analysis for the Fund, which may include qualitative data as appropriate and information regarding the trading experience of other vehicles providing exposure to the futures the Fund invests in. Further, please make sure your response to our liquidity questions analyze the liquidity of the specific instruments in which the fund seeks to invest.

Response: The Fund’s portfolio transactions will be conducted pursuant to the Trust’s written derivatives risk management program (the “Program”), as approved by the Trust’s Board of Trustees (the “Board”), which includes policies and procedures that are reasonably designed to manage the risks of each Fund’s usage of derivatives, as required by Rule 18f-4. The Program is administered and overseen by a derivatives risk manager that has been designated by the Board. Pursuant to the requirements of the Program, the derivatives risk manager has identified and provided an assessment of the Fund’s derivatives usage and risks as they pertain to the Fund’s usage of swaps, and any other derivatives, as applicable. The Program provides risk guidelines that, among other things, consider and provide for (1) limits on the Fund's derivatives exposure; (2) monitoring and assessment of the Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund's counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the Program provides for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Fund, for analysis and monitoring by the Fund’s derivatives risk manager.

The Fund’s portfolio is constructed using a 50% allocation to each of a trend-following basket of fixed income, currency and commodity futures (similar to a CTA), and a basket of long/short equities in both security and futures format. Because of the unique construction of this portfolio, which targets absolute returns not analogous to similar tradable indices, Toroso will be using the absolute VaR test. Toroso believes an absolute benchmark (i.e., 20%) will provide an appropriate measure against which to gauge the VaR of the Fund’s aggregate portfolio.

For a capacity analysis, Toroso notes that the Fund will hold a well-diversified futures portfolio with currency, commodity, and index futures. The average number of contracts needed if the Fund grew to one billion dollars in assets would be only ninety-four contracts. In Toroso’s opinion, that number of futures contracts would be considered easy to obtain. Toroso notes that the total volume of futures contracts traded in 2022 was approximately fifty-three thousand contracts.

As noted above, both Toroso’s trading team and Jane Street have analyzed the Fund’s portfolio for liquidity and tradability, and don’t have any concerns. The futures portion of the Fund’s strategy is much like other commodities trading strategies already available in the ETF market, some of which have recently scaled close to a billion dollars. In addition, the Fund’s sub-adviser has managed over $200 million in assets using strategy has without issue. Further, the nature of the Fund’s trend following strategy means that the methodology can be applied to almost any futures contract successfully. The Fund’s strategy will initially consider roughly 175 different securities (95 futures), which obviously also helps capacity and liquidity.

14.	With respect to the Subsidiary, please:

i.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

ii.	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the Subsidiary’s debt as its own for purposes of Section 18.

iii.	Disclose that the Adviser complies Section 15 with respect to the Subsidiary. Please note, any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. As the Adviser is the investment adviser to both the fund and the Subsidiary, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

iv.	Disclose the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

v.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect the aggregate operations of the Fund and the Subsidiary.

vi.	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

vii.	Confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

viii.	Confirm the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.

ix.	Disclose the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response:

i.	The Trust confirms that Prospectus has been revised to include the disclosure.

ii.	The Trust confirms that Prospectus has been revised to include the disclosure.

iii.	The Trust confirms that the aforementioned disclosure has been added to the Prospectus. The Trust also confirms that the investment advisory agreement between the Subsidiary and its investment adviser will be included as an exhibit to the Fund’s registration statement.

iv.	The Trust confirms that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The identity of the Subsidiary’s custodian has been included in the Prospectus.

v.	The Trust confirms that Prospectus has been revised to include the disclosure.

vi.	The Trust agrees that the Subsidiary and/or its Board of Directors will agree to inspection by the Staff of the Subsidiary’s book and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

vii.	The Trust confirms that the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.

viii.	The Trust so confirms.

ix.	The Trust confirms that Prospectus has been revised to include the disclosure.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Exhibit A

Blueprint Chesapeake Multi-Asset Trend ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.99%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.40%
Acquired Fund Fees and Expenses (2)	0.04%
Total Annual Fund Operating Expenses	1.43%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$146	$452